6/0

02034776

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Northern Orion Explorations

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3153

FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

***INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:***

| | | | | |
|---|---|---|---|---|
| *12G3-2B* | *(INITIAL FILING)* | ☐ | *AR/S* *(ANNUAL REPORT)* | ☑ |
| *12G32BR* | *(REINSTATEMENT)* | ☐ | *SUPPL* *(OTHER)* | ☐ |
| *DEF 14A* | *(PROXY)* | ☐ | | |

*OICF/BY:* dlw

*DATE* : 6-13-02



# 2001 Annual Report

NORTHERN ORION
EXPLORATIONS LTD.





Agua Rica Copper-Gold-Molybdenum Project in Argentina – View of the portal to bulk sample adit completed in 1998.



San Jorge Copper-Gold Project in Mendoza Province, Argentina, showing the deposit layout (foreground) in the eastern foothills of the Andes (background).

This Annual Report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company's plans for work at its projects and its plans to develop viable mining operations. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation, that the contemplated work will not advance the known resources to a measured and indicated resource standard, that additional work may not support a feasibility study, that capital and operating costs may be higher than currently estimated and may preclude commercial development, risks and uncertainties relating to fluctuating precious and base metals prices; recovery rates; accidents, equipment breakdowns, labour disputes and severance costs or other unanticipated difficulties with or interruptions in production, the possibility of unexpected costs and expenses relating to environmental issues, uncertainties relating to the need for government approvals and the cooperation of government agencies in regards to any environmental liabilities and other risks and uncertainties.

All resource estimates reported in this disclosure are calculated in accordance with proposed National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and resource information reported in his disclosure may not be comparable to similar information reported by United States companies. The terms "Resource" and "Resources" normally may not be included in documents filed with the Securities and Exchange Commission or are referred to as "mineralization" or "mineral deposits".

# TO OUR SHAREHOLDERS

May 17, 2002

Northern Orion Explorations Ltd. ("Northern Orion") or the ("Company") continued during 2001 to be restructured - both financially and corporately. While the focus remained on the preservation of assets, the financial condition of Northern Orion was being restored. In addition, a process was initiated for identifying and targeting cash flow positive operations. Through this process, management successfully concluded transactions that resulted in the settlement or restructuring of all of the Company's indebtedness and raised sufficient working capital to carry us through into 2002. The positive by-product of our efforts was the formation of new strategic alliances that have already shown their value to the Company.

The restructuring has yielded a further significant benefit for Northern Orion. We have become well positioned and able to enter into negotiations and agreements by which the Company may acquire sufficient cash flow to preserve the value of its mining assets. To this end, an agreement was signed that has paved the way for Northern Orion to acquire a majority interest in a developing platinum venture in South Africa. This would be a major acquisition for the Company, and would require the issuance of approximately 136 million common shares and payment of US$2 million, as well as a finder's fee comprised of shares and share purchase warrants. This transaction is subject to final due diligence, financing, and shareholder and regulatory approval. As well, as of the date of the audit report, certain conditions precedent to the acquisition agreement had not been completed.

## Restructuring Transactions

In April 2001, Valerie Gold Resources Ltd. ("Valerie") subscribed for a $1.5 million private placement of 10 million units of Northern Orion priced at $0.15 per unit. Each unit consisted of one Northern Orion common share and one share purchase warrant. With each warrant Valerie may purchase an additional common share of Northern Orion over a two-year period for a price per share of $0.175 during the first year and $0.20 during the second. Upon closing, Valerie held 8.8% of Northern Orion's outstanding common shares.

Valerie and Northern Orion viewed the private placement as the first step in the forging of a significant alliance where each company brings unique and synergistic qualities to the alliance. Northern Orion's considerable resource base in copper and gold is matched with the strong balance sheet possessed by Valerie.

The private placement was subject to a number of conditions, which upon closing, set in motion events that had significant impact on Northern Orion. Firstly, the closing triggered the conversion of the $21.2 million Convertible Debenture ("CD") held by Miramar Mining Corporation ("Miramar") into 14,439,621 Northern Orion common shares priced at $1.47 each. Secondly, Northern Orion's remaining debts to Miramar in the amount of approximately $6.9 million were consolidated into new convertible notes. The conversion price for the new notes was set at $0.15 per share. The new notes become due and payable after June 30, 2002.

In addition, Miramar reduced the cap on the 2.5% Royalty and Net Proceeds Agreement (the "Royalty Agreement") with Northern Orion from approximately $18 million to $15 million. The Royalty Agreement was entered into in the fall of 2000 as part of the initial round of debt settlement and restructuring where approximately $18 million in Northern Orion's debt was settled with Miramar in exchange for the royalty. In addition, any future proceeds that could be realized from sale of the San Jorge copper property in Argentina are specifically excluded from the Royalty Agreement.

Miramar further agreed to sell its control block and optioned all but 10 million of its shares plus the new notes to 1341180 Ontario Limited, a private company owned by Mr. Robert Cross. The term of the option is the same as the new note, ending on June 30th 2002. Under the option agreement, the minimum purchase would be 5 million Northern Orion shares with the total value of the option with all shares purchased in the order of $4.8 million.

## PROJECT UPDATES

## Agua Rica

The Agua Rica project, a Joint Venture between BHP Billiton and Northern Orion, remains the Company's primary asset at the present time and contains a world-class copper-gold-molybdenum porphyry deposit. The project is located in the state of Catamarca in Argentina about 35 kilometres east of the Alumbrera copper-gold mine. BHP Billiton is the project operator. To date, 176 drill holes have been completed with substantially all other field studies complete for a bankable feasibility study, including bulk sampling from two adits, laboratory and pilot scale metallurgical testing, geotechnical design, water exploration, and pre-feasibility level engineering.

In June 2001, it was decided that Northern Orion would allow its interest to be diluted rather than contribute further to the costs of the project. In the context of the current equity and metals markets, it was considered that our shareholders would be better served by not attempting further financings to maintain our ownership level. As a result, Northern Orion's investment in Agua Rica remains at $74.5 million but our interest stands at 29.1%, versus the 30% held at the end of 2000.

**Northern Orion Explorations Ltd.**
**Mineral Resources with Sensitivities to Cut Off Grades (%Cu)**

| Project | NNO Ownership* | RESOURCES (Measured and Indicated) Tonnes (000's) Total | Attributable to NNO | Copper % | Gold g/t | Silver g/t | Molybdenum % | *Cut Off Grade % Cu* |
|---|---|---|---|---|---|---|---|---|
| Agua Rica | 29% | 1,714,000 | 498,800 | 0.43 | 0.17 | 3.00 | 0.032 | *0.20* |
| | | 750,000 | 218,250 | 0.66 | 0.23 | 3.20 | 0.037 | *0.40* |
| | | 167,000 | 48,600 | 0.99 | 0.32 | 3.30 | 0.036 | *0.70* |
| San Jorge | 100% | 381,400 | 381,400 | 0.39 | 0.15 | n/a | n/a | *0.25* |
| | | 113,400 | 113,400 | 0.60 | 0.18 | n/a | n/a | *0.40* |
| Mantua | 50% | 7,525 | 3,763 | 2.74 | n/a | n/a | n/a | *0.70* |

## San Jorge Copper-Gold Project

The San Jorge deposit which is 100% owned by Northern Orion is located near Mendoza in Argentina. The resources were estimated by Northern Orion staff as part of a pre-feasibility study that examined the potential of leaching the copper oxide cap mineralization. With an improving price for copper, the project is again looking economically attractive. Management is currently in discussions with companies looking to form a joint venture and to participate in the project.

## Mantua Copper Project

The Mantua project, 50% owned by the Company, is a high-grade copper deposit amenable to open pit mining and solvent extraction/electro-winning recovery of copper. The property is located in the Pinar del Rio Province, Cuba. Geominera S.A., a Cuban company controlled by the government of Cuba, holds the remaining 50% interest in the project.

In 1999, Northern Orion completed an internal pre-feasibility study to evaluate the use of a ferric leach, solvent extraction process. Annual copper production at an estimated cost of US $0.45/lb copper of

18,000 tonnes of cathode is projected over a 10-year mine life. The current plan is to proceed with further metallurgical testing and integration of the results into a new bankable feasibility study.

In July, the Company and International Barytex Resources Ltd. ("Barytex") entered into an option agreement whereby Barytex could acquire the undivided 50% interest of the Company in the Mantua project in Cuba by the acquisition of 100% of the issued and outstanding shares in Minera Mantua Inc., a wholly owned subsidiary of Northern Orion. In order to exercise the option, Barytex was to assume and pay all carrying costs relating to the Company's operations in Cuba, complete a bankable feasibility study within 18 months, arrange all financing required in order to commence commercial production and commence construction of the project within 120 days of making a production decision.

The Agreement was subject to regulatory and shareholder acceptance. The Company's proceeds from the project would be subject to the Royalty Agreement and Barytex had committed to make all required payments to be made to Miramar on the Company's behalf in respect of this Royalty.

On April 12, 2002, Barytex announced that was unable to obtain the needed financing on suitable terms. Consequently, it was forced to withdraw from its option and terminate its agreement with the Company.

Northern Orion has been considering proposals to provide financing for funding the Mantua project through to production, but no offers have been accepted at this time. In order to meet the conditions of certain financing proposals, further diamond drilling and metallurgical tests. To fund work, negotiations have been started with organizations capable of contributing the amounts needed in exchange for either equity in the Company or a part of the interest in the project.

## Outlook

The goal for management must be to maximize the value that may be returned to its stakeholders. For the year 2002 and beyond, we will be building upon our progress to date with a strategy of advancing our mining assets toward achieving maximum monetary returns in the shortest time frame. It is our belief that to achieve our goals, we must look to growth both by acquisitions and by advancing our existing exploration projects.

Our agreement to acquire the South African platinum venture was entered into on the expectation of a positive long-term outlook for metals and for the potential for funding the start-up of operations. We anticipate that the project could serve as a springboard, moving us more rapidly toward other larger advanced operations. In addition, it is our expectation that once the platinum operation is operating and returning positive cash flow to the Company, such cash flow may be utilized to advance our growth with development of our Argentine assets. With further improvement in the copper market, the Company's share price should begin to reflect the considerable value contained within the Agua Rica and other projects and such value could ultimately benefit our shareholders.

Our website is under construction, so the best source for current information on the Company is www.sedar.com. In addition, management has initiated a program of increased use of the Internet and e-mail for the dissemination of news and information. We encourage investors to visit our website in process, www.northernorion.com, to send a message to the Company or by sending enquiries by e-mail to info@northernorion.com. All enquiries will be promptly answered.

Sincerely,

Stephen J. Wilkinson,

President and Chief Executive Officer

# MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2001

## Overview

Northern Orion is primarily engaged in the development of its main mineral properties – Agua Rica in Argentina and Mantua in Cuba. Financial constraints on Northern Orion for the past three years have necessitated a significant reduction in the scale of all corporate activities.

## Results of Operations

Northern Orion recorded a loss of $1.3 million or $0.01 per share in 2001 compared to a loss of $23.8 million or $0.28 per share in 2000. The loss in 2001 does not include any write-downs on mineral properties, whereas the comparative loss in 2000 includes write-downs on the San Jorge project and other assets of $22.3 million or $0.26 per share. Excluding write-downs, the Company's loss in 2001 of $1.3 million compares to a loss in 2000 of $1.6 million. The decreased costs are due in part to the continued curtailment of exploration activities in Argentina and Cuba and depreciation related to the Cuban operating assets, the reduced scale of operations, and the termination of management fees charged by Miramar following the first three months of 2001, and no termination and severance costs. The Company has moved out of the Miramar offices and is sharing office space with a group of exploration companies, where office costs are shared on a cost basis depending on activity levels in the Company. Office and administration costs have decreased from $640,000 in fiscal 2000 to $557,000 in fiscal 2001. Restructuring and professional fees increased from $350,000 in fiscal 2000 to $921,000 in fiscal 2001 due to the restructuring completed in the second quarter of fiscal 2001.

## Exploration and Development Activities

### *Agua Rica*

Work continued at a reduced level in 2001 at the Agua Rica Project in Argentina, in which the Company retains a 29.1% interest, subject to further dilution. The project operator, BHP, completed the 2000/2001 work program in June 2001. The Company's share of the work program (including management fees to the operator) in fiscal year 2001 was approximately US$545,000 (2000 - US$682,000). In June 2001, the Company elected to dilute its interest in the Agua Rica project. Due to the continued weak world copper price in 2001, activities at Agua Rica continued on a reduced scale from previous years. The 2000/2001 work program built on the work performed in completing the initial feasibility study, which was issued in November 1997. The findings of this study indicated that a large low-cost mine could be developed that would have attractive returns on capital invested. On a long-term basis, the Company's share of the capital requirement to develop an open pit mine and concentrator at Agua Rica could be in excess of US$200 million. Northern Orion's management is continuing to examine all of the Company's options on how best to proceed with this important project including alternative operating scenarios and restructuring of holdings.

### *Mantua Copper*

Work continued in 2001 to arrange financing for a bankable feasibility study for the copper mining phase. The Company is currently seeking funding to complete this study and a final production decision for the copper phase is pending the results of this feasibility study. The Company's ability to develop the copper phase at Mantua is dependent upon obtaining third party financing. In July 2001, the Company and International Barytex Resources Ltd. ("Barytex") entered into an option agreement whereby Barytex was to acquire the undivided 50% interest of the Company in the Mantua project in Cuba by the acquisition of 100% of the issued and outstanding shares in Minera Mantua Inc., a wholly owned subsidiary of the Company. In order to exercise the option, Barytex was to assume and pay all carrying costs relating to the Company's operations in Cuba and the project, complete a bankable feasibility study within 18 months, arrange all financing required in order to commence commercial production and commence construction of the project within 120 days of making a production decision.

On April 12th 2002, Barytex terminated its option agreement with the Company as the direct consequence of its inability to raise sufficient funds. From that time on, Northern Orion has resumed paying the costs of the Cuban operations.

During 2001, the Company capitalized interest of $639,000 (2000 - $2,005,000) on funds borrowed for exploration and development activities.

## LIQUIDITY AND CAPITAL RESOURCES

*General*

Northern Orion's financial condition in 2001 continued to be challenged principally due to restructuring costs and administrative overhead, and maintenance of the Cuban operations. The maintenance of the Cuban operations became the responsibility of Barytex from August 1, 2001, until the termination of the option with Northern Orion in April 2002. Maintenance of the assets in Argentina, apart from direct project costs at Agua Rica, continues to be the responsibility of the Company. In June, it was decided that Northern Orion would allow its interest to be diluted in the Agua Rica property rather than contribute further to the costs of the project. In the context of the current equity and metal markets, it was considered that the Company's shareholders would be better served without further financings to maintain the ownership level in Agua Rica. As a result, Northern Orion's investment remains at $74.5 million but our interest stands at 29.1%, versus the 30% held at the end of fiscal 2000. Direct project costs, if not funded by the Company, could dilute the Company's interest in the project to a 10% carried interest if Northern Orion continues to elect not to make further contributions to the project.

Due to the prospective nature of the mineral exploration business and the number of exploration properties held, Northern Orion has a limited ability to generate sources of internal cash flow from operations. The Company has financed the acquisition, exploration and development of its properties through a combination of the issuance of common shares to the public, borrowings from Miramar, attracting other companies to joint venture the evaluation of properties and through third party borrowings.

When, and if, the Company places any of its exploration properties into production, it is anticipated that the resulting cash flows may become sufficient to sustain future operations, exploration and development. At present, the Company lacks the internal financial ability to advance any of its projects to the production stage.

*Cash Resources and Liquidity*

At the end of December, the Company had a working capital deficiency of $7,042,000 compared to a deficiency of $924,000 at the end of 2000. Of the amount of the 2001 deficiency, the convertible notes accounted for $7,167,000 of the current payables. Subsequent to December 31, 2001, the Company arranged a private placement in the amount of $500,000 as further described below under the 2002 Financial Restructuring. These funds are considered sufficient in the short term, but further funds will be required to finance the Company until projected cash flow is achieved from proposed acquisitions.

Management of the Company is in the process of further evaluating all of the Company's property interests in order to ensure that value is realized. In addition, all contemplated expenditures are reviewed to ensure that cash commitments are prioritized and that existing capital resources are available to maintain the core properties currently held. Management is considering potential new sources of financing to meet the anticipated expenditures required to further advance its projects.

### 2001 Financial Restructuring

In 2000, Miramar made advances to the Company to fund working capital requirements and various exploration expenditures. Interest was charged on these advances at 8% per annum. As of the end of

December 2000, the amount owed to Miramar due to the advances and capitalized interest payable had accumulated to approximately $27.3 million.

In February 2001, the Company reached an agreement to restructure and partially settle amounts owing to Miramar. Under the agreement, Miramar agreed to convert its convertible debenture, reduce the cap of its royalty and net proceeds interest ('Royalty Interest') from $17,987,000 to $15,000,000 and restructure the remaining Northern Orion indebtedness of $6.9 million.

The largest component of the debt restructuring was the conversion of Miramar's convertible debenture, resulting in the issuance of an additional 14.4 million shares to Miramar. A total of $21.2 million in debt was converted at a per share conversion price of $1.47.

The Royalty Interest entitles Miramar to receive the economic equivalent of a 2.5% net smelter return royalty on all of the Company's attributable production from mining as may occur respecting the Agua Rica and Mantua projects and a right to receive 50% of the net proceeds from the sale of any of the Company's mining interests in those properties. The San Jorge project in Argentina is excluded from the Royalty Interest. The total of the payments under the Royalty Interest is limited to $15.0 million.

In addition, under the restructuring, the remaining indebtedness to Miramar amounting to $6.9 million was consolidated and restructured into two long-term convertible notes that may be converted at $0.15 per share and are due on demand after June 30, 2002. The new convertible notes no longer require that the Company maintain any minimum level of working capital as was previously required by Miramar.

Northern Orion continues its process of determining methods to obtain sufficient capital resources to meet its short and medium term financial requirements. Long-term liquidity and capital resources will be dependent upon the successful development and profitable operation of its mineral properties and the availability of capital from the equity markets. In order to maintain financial resources and take advantage of financial leverage, the Company will continue to negotiate with major financial institutions to obtain project financing.

## Commitments

Northern Orion has, as a consequence of its restructuring, reduced its operational commitments substantially. The Company has elected not to further contribute to the Agua Rica project expenditures. Under to the agreement with Barytex, Barytex is responsible for the payment of all operational costs related to Mantua to April 2002. After April 2002, Northern Orion will be required to pay the costs of the Cuban operations until either the copper operations commence generating cash flow or a new participant is located. The San Jorge project requires no further exploration expenditures.

## OUTLOOK

Northern Orion's plan is to hold expenditures to the lowest possible level while maintaining its interest in certain core properties. Plans for 2002 call for the construction and start-up of platinum operations in the proposed platinum joint venture in South Africa, and completion of metallurgical tests on the Mantua copper ore in Cuba.

## Advanced Stage Projects

The Company's interest in Agua Rica is funded under the terms of a joint operating agreement with BHP-Billiton. The current program for 2002 includes the completion of certain property activities and the remaining physical work toward the evaluation of alternative operations.

The Company has evaluated, on a pre-feasibility basis, the potential for developing a solvent extractive, electrowinning operation at San Jorge. Even though the results were encouraging, management believes that the project economics could be more attractive with the definition of additional resources through further exploration drilling supplemented by a recovery in the copper price. The Company is seeking a third party with which to form a joint venture to undertake the necessary work program and to complete a final feasibility study.

Northern Orion is in the early stages of negotiating the funding of a bankable feasibility study for the Mantua copper phase. If recommended by the study, construction of a copper plant at Mantua may commence upon successful financing of the capital requirements for the project.

### *Exploration Projects*

In light of financial constraints, Northern Orion has suspended exploration efforts in all non-core properties. Northern Orion may perform exploration to generate additional new prospects as and when financial resources allow.

## RISKS AND UNCERTAINTIES

The Company operates almost exclusively in foreign jurisdictions and is dependent on world metals and currency markets that may present risks to the future prospects of the Company.

### *Risks Associated with the Mining Industry*

Northern Orion is engaged in the exploration for and the development of mineral deposits. These activities involve significant risks which careful evaluation, experience and knowledge may not, in some cases, eliminate. The commercial viability of any mineral deposit depends on many factors, not all of which are within the control of management. Some of the factors that will affect the financial viability of a given mineral deposit include its size, grade and proximity to infrastructure. In addition, government regulation, taxes, royalties, land tenure, land use, environmental protection and reclamation and closure obligations could have a profound impact on the economic viability of a mineral deposit.

Northern Orion is not able to determine the impact of potential changes in environmental laws and regulations on its financial position due to the uncertainty surrounding the form such changes may take. As mining regulators continue to update and clarify their requirements for closure plans and environmental protection laws and administrative policies are changed, additional reclamation obligations and further security for mine reclamation costs may be required. It is not expected that such changes will have a material effect on the operations of Northern Orion.

### *Risks Associated with Financial Markets*

Cuba has currently fixed their currency to the US dollar and the Argentinean currency was fixed to the US dollar and has been devalued. Removal of these exchange controls could significantly affect the exchange rates in terms of the Canadian dollar. Continued weakness of the Canadian dollar in comparison to the US dollar will also affect the results of operations. Increasing costs of labour, supplies and energy may affect planned operations in future years. The potential for increased input prices is taken into consideration when preparing plans for future exploration, development and mine construction.

### *Risks Associated with the Market for Metals and Minerals*

The prices of metals and minerals are subject to relatively large changes over short time periods. These prices can have a direct impact on the commercial viability of production from mineral properties.

*Risks Associated with Foreign Operations*

Northern Orion's investments in foreign countries such as Argentina and Cuba carry certain risks associated with different political and economic environments. Northern Orion undertakes investments in various countries around the world only when it is satisfied that the risks and uncertainties of operating in different cultural, economic and political environments are manageable and reasonable relative to the expected benefits.

Consolidated Financial Statements of

**NORTHERN ORION EXPLORATIONS LTD.**

Years ended December 31, 2001 and 2000

KPMG

KPMG LLP
Chartered Accountants
Box 10426 777 Dunsmuir Street
Vancouver BC V7Y 1K3
Canada

Telephone (604) 691-3000
Telefax (604) 691-3031
www.kpmg.ca

**AUDITORS' REPORT TO THE SHAREHOLDERS**

We have audited the consolidated balance sheets of Northern Orion Explorations Ltd. as at December 31, 2001 and 2000 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied, after giving retroactive effect to the change in the method of accounting for loss per share as explained in note 2(g), on a consistent basis.

KPMG LLP

Chartered Accountants

Vancouver, Canada

March 5, 2002, except as to note 15(a)
which is as of March 28, 2002

# NORTHERN ORION EXPLORATIONS LTD.

Consolidated Balance Sheets
(Expressed in Thousands of Canadian Dollars)

As at December 31, 2001 and 2000

| | 2001 | 2000 |
|---|---|---|
| **Assets** | | |
| **Current assets:** | | |
| Cash | $ 387 | $ 13 |
| Accounts receivable | 167 | 36 |
| Prepaid expenses | 37 | 40 |
| | 591 | 89 |
| Plant and equipment (note 4(a)) | 2,192 | 2,224 |
| Mineral property interests (note 4(b)) | 81,238 | 80,758 |
| | $ 84,021 | $ 83,071 |
| **Liabilities and Shareholders' Equity** | | |
| **Current liabilities:** | | |
| Accounts payable and accrued liabilities | $ 466 | $ 1,013 |
| Convertible promissory notes payable (note 5(b)) | 7,167 | -- |
| | 7,633 | 1,013 |
| Promissory note payable (note 5(a)) | -- | 3,551 |
| Convertible debenture (note 7) | -- | 23,703 |
| Reclamation | 40 | 36 |
| Future income taxes (note 8) | 24,485 | 24,320 |
| | 32,158 | 52,623 |
| **Shareholders' equity** | | |
| Share capital (note 9) | 149,274 | 126,574 |
| Deficit | (97,411) | (96,126) |
| | 51,863 | 30,448 |
| | $ 84,021 | $ 83,071 |

Continuing operations (note 1)
Subsequent events (notes 9(c) and 15)
Commitments (note 6)

See accompanying notes to consolidated financial statements.

Approved on behalf of the board:

Director

Director

# NORTHERN ORION EXPLORATIONS LTD.

Consolidated Statements of Operations and Deficit
(Expressed in Thousands of Dollars, except per share amounts)

Years ended December 31, 2001 and 2000

| | | 2001 | | 2000 |
|---|---|---|---|---|
| **Revenue:** | | | | |
| Gain on sale of shares (note 10) | $ | 329 | $ | -- |
| Interest income | | 33 | | 66 |
| | | 362 | | 66 |
| **Expenses:** | | | | |
| Depreciation and depletion | | 32 | | 317 |
| Foreign exchange loss (gain) | | 137 | | (44) |
| Management fees (note 12) | | 70 | | 420 |
| Office and administration (note 12) | | 487 | | 220 |
| Terminations and severance | | -- | | 157 |
| Professional and consulting (note 12) | | 718 | | 350 |
| Restructuring costs | | 203 | | -- |
| Cost of sales | | -- | | 142 |
| Write-down of mineral property interests | | -- | | 22,271 |
| Write-down of other assets | | -- | | 37 |
| | | 1,647 | | 23,870 |
| **Loss for the year** | | (1,285) | | (23,804) |
| Deficit, beginning of year | | (96,126) | | (49,342) |
| Adjustment to deficit for future income tax (note 3) | | -- | | (22,980) |
| **Deficit, end of year** | $ | (97,411) | $ | (96,126) |
| **Loss per share – basic and diluted** | $ | (0.01) | $ | (0.28) |
| **Weighted average number of common shares outstanding** | | 105,835,278 | | 85,330,540 |

See accompanying notes to consolidated financial statements

# NORTHERN ORION EXPLORATIONS LTD.

Consolidated Statements of Cash Flows
(Expressed in Thousands of Dollars, except per share amounts)
Years ended December 31, 2001 and 2000

| | | 2001 | | 2000 |
|---|---|---|---|---|
| **Cash provided by (used for):** | | | | |
| **Operations:** | | | | |
| Loss for the year | $ | (1,285) | $ | (23,804) |
| Items not involving the use of cash: | | | | |
| Depreciation and depletion | | 32 | | 317 |
| Write-down of mine plant and mineral property interests | | -- | | 22,271 |
| Write-down of other assets | | -- | | 37 |
| | | (1,253) | | (1,179) |
| Changes in non-cash operating working capital: | | | | |
| Accounts receivable | | (131) | | 311 |
| Prepaid expenses | | 3 | | (3) |
| Accounts payable and accrued liabilities | | (219) | | 202 |
| | | (1,600) | | (669) |
| **Investments:** | | | | |
| Mineral property interests | | (4) | | (1,682) |
| **Financing:** | | | | |
| Promissory notes | | 500 | | 675 |
| Reclamation | | 4 | | (30) |
| Convertible debenture | | -- | | 1,405 |
| Common shares issued for cash | | 1,474 | | -- |
| | | 1,978 | | 2,050 |
| **Increase (decrease) in cash during the year** | | 374 | | (301) |
| **Cash, beginning of year** | | 13 | | 314 |
| **Cash, end of year** | $ | 387 | $ | 13 |
| Supplementary information: | | | | |
| Non-cash transactions: | | | | |
| Reversal of mineral property costs recorded in accounts payable and accrued liabilities | $ | 328 | $ | -- |
| Interest capitalized to mineral property interests | | 639 | | 2,005 |
| Convertible debenture and interest converted into convertible promissory notes (note 7) | | 2,833 | | -- |
| Interest converted into convertible promissory notes (note 7) | | 4,334 | | -- |
| Shares issued in settlement of promissory note | | -- | | 4,500 |
| Shares issued for financial consulting services | | -- | | 74 |
| Disposal of mineral property interests for royalty and net proceeds interest | | -- | | 17,987 |
| Increase in mineral property interests due to increase in future income tax liability | | 165 | | 1,340 |
| Shares issued upon conversion of convertible debenture | | 21,226 | | -- |

See accompanying notes to consolidated financial statements.

(Tabular Dollar Amounts Expressed in Thousands of Dollars)

**1. Nature of business and continuing operations:**

Northern Orion Explorations Ltd. (the "Company") is incorporated under the Company Act (British Columbia) and has interests in mineral properties in Argentina and Cuba. The Company is in the mineral exploration and development stage and has not yet proven whether its resource properties contain reserves that are economically recoverable.

These financial statements are prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations. Failure to continue as a going concern would require that the Company's assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

The Company has incurred significant losses to date and has been reliant on external sources of funds from issuances of equity and debt. At December 31, 2001, the Company has an excess of current liabilities over current assets of $7,042,000. The ability of the Company to continue as a going concern is dependent upon obtaining the necessary financing to ensure that the Company is able to meet its liabilities and commitments as they come due and settlement of the debt owing to Miramar. There can be no assurance that such funding will be available on an economic basis. During the years ended December 31, 2001 and 2000, the Company restructured and partially settled debts owing to Miramar Mining Corporation ("Miramar") (notes 5, 6 and 7). Included in current liabilities is $7,167,000 related to promissory notes payable to Miramar that are due on demand commencing June 30, 2002. Miramar has agreed to enter into a voting trust agreement with an arm's length third party under which the third party holds all voting rights to the common shares owned by Miramar until June 30, 2002.

The ability of the Company to continue as a going concern assumes that no actions are being taken which requires settlement of the convertible notes outside of the normal course of business. The recoverability of amounts capitalized for mineral properties in the consolidated balance sheet is dependent upon the existence of economically recoverable reserves, the ability of the Company to arrange appropriate financing to complete the development of the properties, the receipt of necessary permitting, and upon future profitable production. Further, to improve mineral properties' viability, requires increases in relevant mineral prices from current levels. The period over which mineral prices will remain at or below current levels is uncertain.

## 2. Significant accounting policies:

(a) Basis of presentation:

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. They include the accounts of the Company and its wholly-owned subsidiaries Minera San Jorge S.A., Recursos Americanos Argentinos S.A. ("RAA"), Minera Mantua Inc., Minera Cobre S.A. and Agua Rica S.A.M. The Company disposed of its interest in Grupo Minero Aconcagua S.A. in 2000. Interests in joint ventures are accounted for by the proportionate consolidation method. All material intercompany balances and transactions have been eliminated.

(b) Plant and equipment:

Plant and equipment are recorded at cost including capitalized interest incurred during the construction phase. Net operating costs, interest costs and financing costs incurred in the period preceding commercial production are capitalized. Mine plant and equipment are depreciated using the straight-line and declining balance methods, as appropriate to the assets, over their estimated useful lives, not to exceed the estimated proven and probable ore reserves commencing with the attainment of commercial production. Mining equipment and vehicles are depreciated over their estimated useful lives of five to fifteen years. The Company has ceased depreciation of mining equipment and vehicles pending re-commencement of mining operations. Maintenance costs incurred during this period will be expensed against operations or capitalized when there are no operations. Office furniture and computer equipment are depreciated using the straight-line method over periods from three to ten years.

(c) Mineral property interests:

Mineral resource properties and related exploration and development costs are recorded at cost, including capitalized interest during exploration and development, on a property-by-property basis. These costs will be amortized over the estimated useful life of the properties on a unit-of-production basis following the commencement of commercial production, written-down if estimated future cash flows indicate the carrying value will not be recoverable, or written-off if the properties are sold, allowed to lapse or abandoned. A provision for site restoration costs is provided as necessary by a charge to earnings over the estimated remaining life of the resource properties. Costs related to ongoing site restoration programs are expensed when incurred. Management periodically reviews the underlying value of mineral properties and records a provision to reduce the costs incurred to net recoverable amount as appropriate.

The amount shown for mineral property interests represents cost incurred to date and the fair market value of common shares issued to acquire mineral property interests and does not necessarily reflect present or future value.

**2. Significant accounting policies (continued):**

(c) Mineral property interests (continued):

Administrative expenditures are expensed in the year incurred. Property investigations costs, where a property interest is not acquired, are expensed as incurred.

(d) Translation of foreign currencies:

The Company's operations in Cuba and Argentina are considered to be integrated for purposes of foreign currency translation. Monetary assets and liabilities are translated at the rates of exchange prevailing at the balance sheet date, non-monetary assets and related depreciation at applicable historical exchange rates and revenues and expense items at the average rate of exchange prevailing on transaction dates. Foreign currency translation gains or losses are included in the consolidated statements of operations and deficit.

(e) Stock-based compensation plan:

The Company has a stock-based compensation plan as described in note 9. No compensation expense is recognized for these plans when stock or stock options are issued to employees. Any consideration paid by employees on exercise of stock options is credited to share capital. The plan provides that these options can alternatively be exercised as stock appreciation rights, whereby the number of shares issued is dependent upon the market price at the date of exercise, which, if exercised, would substantially reduce the number of common shares issued on exercise.

(f) Income taxes:

The Company uses the asset and liability method of accounting for future income taxes (note 3). Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences) and losses carried forward. Future income tax assets and liabilities are measured using the substantively enacted or enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in the results of operations in the period in which the change is substantively enacted. The amount of future tax assets recognized is limited to the amount that is considered to be more likely than not to be realized.

**2. Significant accounting policies (continued):**

(g) Loss per share:

Basic loss per share is calculated by dividing loss available to common shareholders by the weighted average number of common shares outstanding in the period. For all periods presented, loss available to common shareholders equals the reported loss. Diluted loss per share is calculated by the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding or the calculation of diluted loss per share assumes that the proceeds to be received on the exercises of dilutive stock options are applied to repurchase common shares at the average market price for the period. This policy was adopted in the year ended December 31, 2001, and has been applied retroactively. There was no impact from the retroactive application on dilutive loss per share.

(h) Use of estimates:

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported values of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of impairment of mineral property interests and capital assets, reclamation obligations, and rates for depreciation. In assessing the underlying values of mineral property interests, management considers both internally prepared life-of-mine studies and the estimated cash flows under actual or proposed arrangements with other parties for development and operation of the interests. These arrangements may, and likely will, change in the future in response to changing business conditions, and these changes may impact the Company's estimates of cash flows. As a result, actual results could differ from current estimates.

**3. Change in accounting for future income taxes:**

Effective January 1, 2000, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for income taxes. Under the new recommendations, the liability method of tax allocation is used, based on differences between financial reporting and tax bases of assets and liabilities.

This accounting change was applied retroactively, without restatement of prior periods. As a result, the Company has recorded an increase to deficit of $22,980,000 and a future tax liability of $22,980,000 as at January 1, 2000. This adjustment reflects the difference between the book value and the tax basis of assets held in Argentina.

(Tabular Dollar Amounts Expressed in Thousands of Dollars)

**4. Capital assets:**

(a) Plant and equipment:

| | 2001 | | | 2000 | | |
|---|---|---|---|---|---|---|
| | Cost | Accumulated depreciation and write-down | Net book value | Cost | Accumulated depreciation and write-down | Net book value |
| *Mine plant and equipment, including capitalized interest* | $ 9,945 | $ 7,760 | $ 2,185 | $ 9,945 | $ 7,760 | $ 2,185 |
| Office and other equipment | 121 | 114 | 7 | 121 | 82 | 39 |
| | $10,066 | $ 7,874 | $ 2,192 | $10,066 | $ 7,842 | $ 2,224 |

Mine plant and equipment was placed on care and maintenance in March 2000 with the completion of the gold phase at Mantua. Depreciation of the plan and equipment has been discontinued pending commencement of the copper phase at Mantua.

(b) Mineral property interests:

| 2001 | Agua Rica | San Jorge | Mantua | Net Proceeds Interest | Total |
|---|---|---|---|---|---|
| Balance, December 31, 2000 | $ 74,007 | $ -- | $ 24,738 | $ (17,987) | $ 80,758 |
| Exploration and development expenditures (recoveries) | 498 | -- | (18) | -- | 480 |
| Disposal of proceeds interest | -- | -- | -- | -- | -- |
| Balance, December 31, 2001 | $ 74,505 | $ -- | $ 24,720 | $ (17,987) | $ 81,238 |

| 2000 | Agua Rica | San Jorge | Mantua | Net Proceeds Interest | Total |
|---|---|---|---|---|---|
| Balance, December 31, 1999 | $ 69,590 | $ 21,613 | $ 24,543 | $ -- | $ 115,746 |
| Exploration and development expenditures | 4,417 | 414 | 195 | -- | 5,026 |
| Write-down during the year | -- | (22,027) | -- | -- | (22,027) |
| Disposal of proceeds interest (note 6) | -- | -- | -- | (17,987) | (17,987) |
| Balance, December 31, 2000 | $ 74,007 | $ -- | $ 24,738 | $ (17,987) | $ 80,758 |

(Tabular Dollar Amounts Expressed in Thousands of Dollars)

**4. Capital assets (continued):**

(b) Mineral property interests (continued):

(*i*) Agua Rica:

The Agua Rica project is located in Catamarca Province, Argentina. The property is composed of mining claims and exploration licences. Work is focused upon a major porphyry copper-gold-silver-molybdenum deposit that is being explored by a joint venture between the Company (30%) and BHP Copper (70%). In June 2001, the Company elected to reduce its interest in the Agua Rica project for all unpaid costs to that point and on a continuing basis until funds are available to the Company to make further payments on the project. As a result, $328,000 of unpaid costs included in accounts payable and accrued liabilities were reversed. The dilution on the project to December 31, 2001, reduced the Company's interest in the project to a 29.12% interest. In the event that the Company elects to not contribute additional funds to BHP Copper, the operator, its current interest will be reduced over time to a 10% carried interest in the property.

During 2001, the Company capitalized interest of $638,967 (2000 - $2,005,000) on funds borrowed for exploration and development activities.

(*ii*) San Jorge:

The San Jorge project is located northwest of Mendoza in Argentina. The property consisted of mining concessions and staked claims. During the year ended December 31, 2000, management determined that this project was uneconomic and the property was written down by $22,027,000.

(*iii*) Mantua:

The Company operated a gold processing facility at Mantua, Cuba from April 1998 to September 1999 at which time operations were ceased. The Mantua project, 50% owned by the Company, is a high-grade copper deposit and is amenable to open pit mining and solvent extraction/electro-winning recovery of copper. The property is located in the Pinar del Rio Province, Cuba. Geominera S.A., a Cuban company controlled by the government of Cuba, holds the remaining 50% interest in the project.

(Tabular Dollar Amounts Expressed in Thousands of Dollars)

## 5. Promissory notes payable:

| | 2001 | 2000 |
|---|---|---|
| Promissory note (a) | $ -- | $ 2,000 |
| Convertible promissory notes (b) | 6,915 | -- |
| Accrued interest on promissory notes | 252 | 244 |
| Other interest | -- | 613 |
| June agreement Additional Funds (note 7) | -- | 675 |
| Accrued interest on Additional Funds (note 7) | -- | 19 |
| Current portion of convertible promissory notes (b) | (7,167) | -- |
| | $ -- | $ 3,551 |

(a) Promissory note:

Under a debt restructuring agreement entered in 1999, the Company issued a promissory note payable (the "Promissory Note") as partial consideration for existing indebtedness to Miramar. No gain or loss was realized on this restructuring of amounts payable to Miramar. The Promissory Note payable in the face amount of $6,500,000 carried an interest rate at bank prime plus 2% and was due on demand after June 20, 2001. On March 31, 2000, $4,500,000 of the Promissory Note was settled through the issuance of shares in the Company. The remainder of the promissory note was restructured in fiscal 2001 (note 5(b)).

(b) Convertible promissory notes:

In fiscal 2001, the Company converted all amounts owing to Miramar, which included the $2,000,000 remaining principal on the Promissory Note (note 5(a)) and amounts owing on the convertible debenture (note 7), into two convertible promissory notes totalling $6,914,605. The convertible promissory notes are convertible, at Miramar's option, into common shares of the Company at a price of $0.15 per share. The notes bear interest at prime plus 2% per annum and are due on demand after June 30, 2002. If the notes are converted, all interest accrued and unpaid to the conversion date will be forgiven and no interest shall accrue thereafter. No value was assigned to the conversion option on issuance as its fair value was considered to be nominal.

The convertible promissory notes are secured by a General Security Agreement, a pledge and a charge over certain assets and shares in subsidiaries of the Company.

## 6. Royalty and net proceeds interest payable:

In December 1999, the Company reached an agreement to restructure and partially settle amounts owing to Miramar described in note 5.

(Tabular Dollar Amounts Expressed in Thousands of Dollars)

**6. Royalty and proceeds interest payable (continued):**

Under the agreement, the Company also issued a royalty and net proceeds interest ("Proceeds Interest") entitling Miramar to receive the economic equivalent of a 2.5% net smelter return royalty on all of the Company's mining properties and interests with a maximum amount payable of $17,987,000. In 2001, the Proceeds Interest was reduced to a maximum amount payable of $15,000,000. The amount payable was originally limited to payments from the Proceeds Interest and a right to receive a portion of the proceeds from the sale of any interest in Agua Rica or any of the Company's other mining interest, but was modified in 2001 to include proceeds from production and asset sales except those from the San Jorge property.

**7. Convertible debenture:**

In September 1998, the Company completed a private placement to Miramar of a $17,500,000 convertible debenture due on September 14, 2003, and bearing interest at 8% per annum. The convertible debenture was secured by a guarantee, pledge of shares and a first charge over the assets of RAA. Under the terms of a debt restructuring and settlement agreement with Miramar, the Company received additional funds of $2,600,000 from Miramar. The additional funds were drawn under and secured by the convertible debenture but carried no right of conversion into common shares of the Company. The principal and unpaid interest was convertible into common shares at the option of Miramar at a price of $1.47 per common share.

On May 1, 2001, the principal and interest payable of $21,226,000 was converted into common shares, resulting in the issuance of 14,439,621 common shares (see note 9).

| | 2001 | 2000 |
|---|---|---|
| Balance, beginning of year | $ 23,703 | $ 20,412 |
| Additional amount secured by the Debenture | -- | 2,600 |
| Accrued interest | 356 | 691 |
| Converted to convertible promissory note | (2,833) | -- |
| Debenture converted to shares | (21,226) | -- |
| Balance, end of year | $ -- | $ 23,703 |

(Tabular Dollar Amounts Expressed in Thousands of Dollars)

## 8. Income and resource taxes:

At December 31, 2001, the Company has unused tax losses carried forward in Canada of $1,630,000 (December 31, 2000 - $17,700,000) which expire during the years 2002 and 2008 and which are available to reduce taxable income otherwise calculated. The ability of the Company to utilize these losses is not considered by management to be more likely than not and therefore a valuation allowance has been provided against the future income tax asset. The Company also has $950,000 (December 31, 2000 - $2,300,000) of Argentine tax losses carried forward that expire between the year 2002 and 2004. The ability of the Company to utilize there losses is not considered by management to be more likely than not and a valuation allowance has been provided against the future income tax asset.

The tax effect of the significant components within the Company's future tax asset (liability) as at December 31, 2001, is as follows:

| | 2001 | 2000 |
|---|---|---|
| Future income tax assets: | | |
| Losses carried forward | $ 893 | $ 8,650 |
| Mineral property interests representing excess of tax basis over carrying value | 2,315 | 3,470 |
| | 3,208 | 12,120 |
| Valuation allowance | (2,875) | (12,120) |
| | 333 | -- |
| Future tax liabilities: | | |
| Future income tax liability for finance costs | (333) | -- |
| Future income tax liability for mineral property interests representing excess of carrying value over tax basis | (24,485) | (24,320) |
| | (24,818) | (24,320) |
| Net future income tax liability | $(24,485) | $(24,320) |

The future income tax liability for mineral property interests recorded by the Company arises from the investment in a joint venture held in Argentina. The purchase price and subsequent funds advanced to this joint venture do not currently have a cost for tax purposes in the jurisdiction that the Company holds the interest. Management is working on a plan to establish a cost in the appropriate jurisdiction.

(Tabular Dollar Amounts Expressed in Thousands of Dollars)

## 9. Share capital:

(a) Authorized:

500,000,000 common shares without par value

100,000,000 first preference shares without par value

100,000,000 second preference shares without par value

(b) Issued:

| | Number of common shares | Amount |
|---|---|---|
| Balance, December 31, 1999 | 74,006,780 | $ 122,000 |
| Shares issued: | | |
| In partial settlement of promissory note | 15,000,000 | 4,500 |
| For financial consulting services | 423,821 | 74 |
| Balance, December 31, 2000 | 89,430,601 | 126,574 |
| Shares issued: | | |
| For cash | 10,000,000 | 1,474 |
| Conversion of convertible debenture (note 7) | 14,439,621 | 21,226 |
| Balance, December 31, 2001 | 113,870,222 | $ 149,274 |

(c) Stock options:

At December 31, 2001, the Company had stock options outstanding as follows:

| | 2001 | | 2000 | |
|---|---|---|---|---|
| | Number of share options | Average exercise price | Number of share options | Average exercise price |
| Outstanding, beginning of year | 6,095,000 | $0.35 | 1,204,900 | $1.80 |
| Granted | 7,700,000 | 0.15 | 5,900,000 | 0.30 |
| Exercised | -- | -- | -- | -- |
| Forfeited, expired and cancelled | (6,245,000) | 0.33 | (1,009,900) | 1.80 |
| Outstanding, end of year | 7,550,000 | $0.15 | 6,095,000 | $0.35 |
| Available for exercise, end of year | 5,850,000 | $0.15 | 4,545,000 | $0.36 |

(Tabular Dollar Amounts Expressed in Thousands of Dollars)

## 9. Share capital (continued):

(c) Stock options:

The following table summarizes information about the stock options outstanding at December 31, 2001:

| Range of exercise price | Number Outstanding at December 31, 2001 | Weighted Average Remaining Contractual Life | Weighted Average Exercise Price |
|---|---|---|---|
| $0.15 | 7,550,000 | 4.75 years | $0.15 |

Of the 6,095,000 outstanding options at December 31, 2000, 195,000 options with an exercise price of $1.80 per share expired in 2001 and the remaining 5,900,000 options were cancelled.

Of the 7,700,000 options awarded during the year ended December 31, 2001, 150,000 options were cancelled during the year and 700,000 vested options were forfeited and cancelled in January 2002. There were 1,700,000 options not available for exercise at December 31, 2001, which vest equally in 2002 and 2003.

The maximum aggregate number of common shares reserved for issuance pursuant to the plan is 16,000,000 common shares. The directors of the Company set the option price at the time the option is granted, provided that such price is not less than the closing market price of the common shares on the last trading day before the date of grant. Options have a maximum term of ten years and usually terminate 30 days following the date of grant. The stock option plan includes share appreciation rights providing for an optionee to elect to terminate options and to receive an amount in common shares equal to the difference between the fair market value at the time of termination and the exercise price for those options terminated.

(d) Warrants:

At December 31, 2001, there were 10,000,000 warrants outstanding exercisable at a price of $0.175 per share until April 27, 2002, and $0.20 per share until April 27, 2003.

## 10. Gain on sale of shares:

The Company received common shares in settlement of an account receivable relating to a mineral property held by the Company in fiscal 1997 and recorded the shares at a nominal amount. During the year ended December 31, 2001, the Company sold the shares for a gain of $329,000.

(Tabular Dollar Amounts Expressed in Thousands of Dollars)

## 11. Business segments:

(a) Operating segment - The Company's operations are primarily directed towards the exploration and development of mineral properties in Latin America. The Company's mining activities represent a single reportable segment.

(b) Geographic segments - The Company's identifiable capital assets and revenues by geographic area are as follows:

| 2001 | Capital assets | Revenues |
|---|---|---|
| Central America | $ 26,489 | $ 24 |
| South America | 56,829 | -- |
| Canada | 112 | 338 |
| | $ 83,430 | $ 362 |

| 2000 | Capital assets | Revenues |
|---|---|---|
| Central America | $ 26,539 | $ 49 |
| South America | 56,331 | -- |
| Canada | 112 | 17 |
| | $ 82,982 | $ 66 |

Capital assets are comprised of plant and equipment and mineral properties and deferred exploration and development.

## 12. Related party transactions:

Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

(a) During 2001, the Company incurred management fee charges of $70,000 (2000 - $420,000) from Miramar; and

(b) The Company paid consulting fees and expenses of $175,380 (2000 – $176,113) to a management company controlled by an officer and director of the Company. At December 31, 2001, a balance payable of $22,625 is included in accounts payable and accrued liabilities.

(c) The Company paid consulting fees and expenses of $217,024 (2000 – nil) to a management company controlled by an officer of the Company. At December 31, 2001, a balance payable of $17,665 is included in accounts payable and accrued liabilities.

(Tabular Dollar Amounts Expressed in Thousands of Dollars)

**12. Related party transactions (continued):**

(d) The Company paid legal fees of $174,857 to a law firm of which an officer is a partner. At December 31, 2001, a balance payable of $30,456 is included in accounts payable and accrued liabilities.

(e) The Company paid administrative expenses of $26,875 (2000 – nil) to a private company controlled by a director of the Company. At December 31, 2001, $2,679 was receivable from this company.

(f) The Company paid administrative expenses of $53,956 (2000 – nil) to a private company of which the company holds one share. The private company is held equally by the public companies for which the private company provides services at cost. At December 31, 2001, $24,334 is payable to this company.

*All related party transactions were recorded at the exchange amounts which are measured at fair value.* The balances payable noted above are payable on demand without interest.

**13. Financial instruments:**

Financial instruments are recorded at cost. Fair value estimates are made at the balance sheet date, based upon relevant market information relating to the financial instrument. These estimates are subjective in nature and involve uncertainties and significant matters of judgment. Changes in assumptions could significantly affect these estimates.

The fair value of financial instruments, comprising cash, accounts receivable, and accounts payable and accrued liabilities are estimated to not be materially different from their carrying value due to their short term to maturity. The fair value of amounts payable to Miramar are not readily determinable due to the nature of the relationship between the Company and Miramar and the lack of a ready liquid market for such instruments.

**14. Comparative figures:**

Certain of the prior year's figures have been reclassified to conform to the current year's presentation.

**15. Subsequent events:**

(a) The Company entered into a private placement agreement with Valerie Gold Resources Ltd. ("Valerie"), whereby Valerie agreed to subscribe $500,000 for the purchase of 8,333,333 common shares of the Company priced at $0.06 per share. In addition, Valerie would receive 500,000 common share purchase warrants. Each warrant will entitle Valerie to purchase an additional common share of the Company over a two-year period for a price per share of $0.075. The placement was non-brokered and closed on March 28, 2002.

**15. Subsequent events (continued):**

(b) The Company has entered into an agreement to acquire all of the issued and outstanding shares of a private company, which holds an agreement to purchase a majority interest in a platinum property in South Africa, for approximately 136,000,000 common shares and US$2,000,000 cash. This transaction is subject to final due diligence, financing, and shareholder and regulatory approval.

On closing of this transaction, a 6% finder's fee of common shares and warrants exercisable over two years would be payable. The market price of each warrant would be 10% greater than the market price at the time of issue of the common shares.

# CORPORATE INFORMATION

## DIRECTORS

John K. Burns
Chairman
*Philadelphia, PA, USA*

Norman Anderson
*Vancouver, BC, Canada*

Robert Cross
*West Vancouver, BC, Canada*

P. Terrence O'Kane
*Whistler, BC, Canada*

Stephen Wilkinson
*North Vancouver, BC, Canada*

## OFFICERS

Stephen Wilkinson
*President & CEO*

David Cohen
*Senior Vice President & COO*

Shannon Ross
*CFO*

Sargent Berner
*Secretary*

## CORPORATE OFFICES

Suite 1400,
570 Granville Street,
Vancouver, BC
Canada, V6C 3P1
Tel: (604) 687-4622
Fax: (604) 687-4212

## HEAD OFFICE

Suite 1000,
595 Howe Street,
Vancouver, BC
Canada, V6C 2T5

## AUDITORS

KPMG LLP,
777 Dunsmuir Street,
Vancouver, BC
Canada V7Y 1K3

## TRANSFER AGENT

Pacific Corporate
Trust Company
625 Howe Street,
Vancouver, BC
Canada V6C 3B8

## LISTING

The Toronto Stock
Exchange

Symbol - NNO

## ANNUAL GENERAL MEETING

Northern Orion's Annual Meeting of Shareholders will be held on: Tuesday, June 25th, 2002 at 10:30 am., in the boardroom, 10th Floor 595 Howe Street Vancouver, BC Canada

NORTHERN ORION
EXPLORATIONS LTD.

Suite 1400, 570 Granville Street, Vancouver, B.C. V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212

www.northernorion.com
info@northernorion.com

TSE – NNO

Printed in Canada